Exhibit 4.25

ICAGEN, INC.
2015 AND 2018 STOCK INCENTIVE PLAN

AMENDED OPTION AGREEMENTS

WHEREAS, pursuant to certain Stock Option Grant Notices (“Grant Notices”), and related Option Agreements (collectively, the “Option Agreements”; herein collectively, the “Original Grants”), Icagen, Inc. (the “Company”) has granted you the options set forth on Schedule A annexed hereto under its 2015 Stock Incentive Plan and 2018 Equity Incentive Plan (the “Plans”) to purchase the number of shares of the Company’s Common Stock indicated in Schedule A at the exercise price indicated in your Grant Notices. Terms not defined herein shall have the meanings ascribed such terms in the Plans or Option Agreements.

WHEREAS, as an incentive to you continuing to provide services to the Company, the Company desires to amend your Option Agreements to revise the definition of the term of your Option.

NOW THEREFORE, in consideration of the premises and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree to amend your Option Agreements as follows:

1. Section 6 is hereby deleted and replaced with the following:

“6. TERM. You may not exercise your Option before the commencement or after the expiration of its term. The term of your Option commences on the Date of Grant and unless otherwise specified in the Notice or as set forth below expires upon the earliest of:

(a) Three months after your employment or consulting arrangement or other arrangement for the provision of services;

(b) The Expiration Date indicated in the Notice; or

(c) The day before the tenth (10th) anniversary of the Date of Grant.

Notwithstanding the foregoing, if you, prior to the Expiration Date, are terminated by the Company for Cause (as defined in your employment agreement or if not defined in your employment agreement then as defined in the Plan) or you violate the terms of any confidentiality and nondisclosure agreement, or other agreement between you and the Company, the right to exercise this Option shall terminate immediately upon such breach or violation.

If you die or become disabled (within the meaning of Section 22(e)(3) of the Code) prior to the Expiration Date while you are an employee, director or officer or service provider, your Option shall be exercisable, within the period of one year following the date of your death or disability, by you (or in the case of death by an authorized transferee); provided that, this Option shall be exercisable only to the extent that this Option was exercisable by you on the date of your death or disability, and further provided that this Option shall not be exercisable after the Expiration Date.

If your Option is an Incentive Stock Option, note that to obtain the federal income tax advantages associated with an Incentive Stock Option, the Code requires that at all times beginning on the Date of Grant of your Option and ending on the day three (3) months before the date of your Option’s exercise, you must be an employee of the Company or an Affiliate, except in the event of your death or Disability.”

2. Other Terms. All other terms of the Original Grants will remain in full force and effect. The Original Grants, as amended by this Amendment, constitutes the entire agreement between the parties with respect to the subject matter thereof.

3. Counterparts. This Amendment may be executed in one or more counterparts, each of which shall be deemed an original but both of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed as of                                , 2019.

ICAGEN, INC.		OPTIONHOLDER:

By:
Name:	Richie Cunningham
Title:	Chief Executive Officer

Schedule A